UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

TerraCycle’s Business

Overview:  Operating in 20 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. We were formed in August 2017, and, our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s US operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard-to-recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard-to-recycle materials into specific products. Some examples of these exciting projects include making new writing instrument and stationary products made from recycled writing instruments, shampoo bottles made from plastic recovered from marine environments, deodorant packaging made from sporting event waste, and outdoor furniture made from flexible snack wrappers.

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Over the past 18 years of operation, our parent company and we have focused on this neglected area of recycling, which has been profitable for both companies for many years. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers.

Positioning:   Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, places of worship etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard-to-recycle waste streams from coffee capsules to pipet tips; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard-to-recycle waste streams like cigarette butts, disposable razors, and health and nutrition packaging. By becoming a public recycling location, cities are supplied collection bins to facilitate community recycling. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but practically most are not and instead are sent to landfill or incineration.  Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals.   The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s cheaper to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration. To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs. Our experience has led us to conclude that some consumers patronize brands that enable recyclability of products and packaging that were not previously recyclable. In the process, through TerraCycle, these brands have contributed over $10 million to US schools and charities selected by our collectors.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and try to make it fun, exciting, and even sexy.  We see waste as having positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as juice pouches) that previously only had negative value.

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Our participants:  We engage collectors, young and old, female and male, middle-class, wealthy and less affluent.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to lighters and used chewing gum to toothbrushes to toothpaste tubes.

We regularly develop new business models to engage diverse participants in recycling solutions as well as continue innovate and improve within our business models.   As announced at the World Economic Forum in January 2017, in partnership with Procter and Gamble (the second largest consumer products company in the world), our parent company and we continue to oversee what we anticipate will become the world’s largest marine collection program. This represents the first and most prominent of TerraCycle’s “Storied Materials” projects with our brand partners. Collecting through non-governmental and other organizations in multiple countries, our parent and we clean and recycle the plastic from rivers, beaches, oceans and lakes, and sell it to P&G, which has incorporated it into packaging for Head & Shoulders, the world’s largest shampoo brand.  After the successful launch in the summer of 2017 with sales of Head & Shoulders shampoo bottles in France, Head & Shoulders has expanded sales of these shampoo bottles to other markets. In the US, Herbal Essences (a P&G shampoo brand), and Ren (a major skincare brand) are now purchasing these plastics from us. TerraCycle continues to innovate in this “Storied” space, including materials collected from music festivals, sporting events and other similar opportunities.

We think outside of the box:  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as it produces CAPEX risk and lowers nimbleness. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams.

Significant public exposure:  Our company is in the press almost every day, often several times per day. We have been featured on the covers of several magazines, ranging from Inc., to Entrepreneur, to Chief Executive and Smart CEO, as well as section covers of the New York Times and other notable newspapers. TerraCycle is covered in the press every day, averaging over fifty placements daily, which highlight our company and the innovative solutions for waste we develop for the world’s largest brands. Recent features include outlets as INC., Fast Company, Mashable, CNN, Good Morning America, Washington Post, New York Times, Wall Street Journal and many other notable mainstream media outlets. TerraCycle and Founder/CEO Tom Szaky are regularly honored with highly respected awards such as INC. 5000 List, the GOOD Design Best 100, Interbrand Breakthrough Brand, Elle Magazine’s Green Beauty Award and numerous recognitions by Fast Company, including one of Most Innovative Companies of 2021.

Our business is generating net income and growing; we expect these results to continue:

“The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

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Growth: We continue to pursue companies to acquire that will allow us to grow our revenue and expand our service offerings. We expect to use the majority of proceeds raised from our Regulation A offering to acquire additional companies and revenue streams.

Some attributes of our stock: Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Our Regulation A Offering: Our Regulation A offering ended on September 30, 2020. We sold 194,142 shares of Class A Preferred Stock (including 29,221 shares sold by a selling shareholder and 2,000 shares issued pursuant to the acquisition of the assets of the Air Cycle Corporation) to a variety of shareholders ranging from the minimum $700 investment up to investments of $5 million.

The Company

We operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

With our Sponsored Waste Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

Regulated Waste provides products and services to help consumer facilitate the effective and compliant management of regulated, universal and hazardous waste. This may include fluorescent lamps, bulbs, batteries, and e-waste as well as organic waste, medical waste and other waste streams that are potentially harmful to the environment.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

In many cases, we sell waste directly to a recycler and do not retain ownership of the end product; for instance, one of our major waste processors has purchased certain polypropylene and polyethylene blends; in other cases, we resell the end product after processing by a third party recycling plant.

We recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PP, PET, aluminum, and other traditionally non-recyclable combinations that include engineering grade plastics. The principal outputs of our process are lower end material mixtures (often comprised of multiple polymers), which can be used by manufacturers that make industrial type products that are traditionally more forgiving. Some examples of these products include plastic lumber, plastic containers, plastic shipping pallets and dunnage (large containers used for carrying objects).

Overview

TerraCycle, Inc, is our parent company and owns 100% of our voting stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were formed in August 2017, our parent company has been operating in the United States since 2003, and internationally since 2009, and our operating subsidiary has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (our parent company pays us rent).

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Principal Products and Services

In the United States, we currently operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

Sponsored Waste Programs

Sponsored Waste Programs are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office building, municipalities, may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services. Through our engagement with the public in our collection network, the sponsoring brands receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. Non-compliant materials (e.g. products unrelated to category), contamination (e.g. food or other residual products), or material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery.

As of December 31, 2020, we have over 100 brand sponsored national recycling programs, operating in 48 states. These programs generated $10.525 million in revenue in 2020.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas Sponsored Waste Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

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The boxes are affixed with a pre-paid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Material Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

We currently offer more than 95 categories of publicly offered Zero Waste Boxes on our website. This division generated $7.477 million in 2020 sales.

Material Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the Sponsored Waste and Zero Waste Box programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#7)), we also recycle complex streams like clothing, furniture, and electronics.

Our Material Sales team either sells the materials to a buyer before we incur the cost of recycling, in which case we pay a third-party recycler for the recycling, or we deliver the collected materials to a processor that will recycle and sell the recycled materials to a manufacturer. The manufacturers then incorporate the recycled materials into new products.

In some cases, our Material Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $1.401 million in revenue in 2020. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margins than other business divisions of the company that have more unique product offerings that can be priced at a premium.

Storied Plastics (within Material Sales)

As discussed above, the Material Sales division typically sells recycled materials at a price competitive in the market and thus, at lower margins than generated by other business units. Since 2017, however, we have developed several opportunities to sell recycled materials at premium prices.

TerraCycle’s “Storied Plastics,” carries a narrative about the material’s prior usage and thus generates special meaning to new products that incorporate those plastics. The best example of a storied plastic is our “beach plastic” initiative, which has been the genesis for our belief that a range of recycled materials from TerraCycle can be sold at a premium price.

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In January 2017, our parent company announced a collaboration with Procter & Gamble (P&G) in its campaign to use recycled beach/ocean plastics in Head & Shoulders shampoo bottles. The brand produced the world’s first recyclable shampoo bottle made from up to 25% recycled beach plastic. Later in 2017, these Head & Shoulders bottles were exclusively sold at Carrefour (one of the world’s largest retailers) in France. P&G then expanded this initiative into other markets. P&G also expanded the inclusion of TerraCycle collected and recycled ocean and beach plastics into multiple business units (including dish soap and other hair care products). Each P&G business unit uses a specific type of plastic from our beach and ocean collections to replace materials that those products were traditionally made from. For instance, Head & Shoulders is using the HDPE portion of the beach plastic collections for its shampoo bottles.

Since the initial projects with P&G TerraCycle has expanded its “Storied Plastics” reach into many other companies. Examples include sporting event waste, music festival waste, Pride event waste, national parks and trails waste, etc. While potential partners are currently evaluating many of these projects, we expect commercialization and announcements in 2022.

Manufacturers pay TerraCycle a higher than commodity price to source, collect and recycle these materials. They are incentivized to do so because inclusion of the materials generates significant media and consumer interest in the products.

To generate collections, we employ a team of project and sourcing managers who are charged with forging relationships with organizations who can provide the desired material to us. In the Beach and Ocean example, these organizations are already managing beach cleanup events and looking for an outlet for the collected materials. In the sporting event example, we may partner with student organizations at a prominent university who would sort and then provide the desired materials to us after certain events are conducted on campus. In all cases, TerraCycle manages the relationship with the source of the collections, the transportation companies responsible for moving the material into our possession, and the processors who convert the material into the desired format for our customers.

Regulated Waste

We opened the TerraCycle Regulated Waste division as an extension of the Zero Waste Box division in November 2017, immediately after the acquisition of acquisition of the assets of Air Cycle Corporation (“Air Cycle”), a then 20-year old company that brokers recycling services for florescent light bulbs and batteries. The assets acquired from Air Cycle comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, it intellectual property and its books and records.

The Regulated Waste division includes: the sale of boxes for the pre-paid return of light bulbs and electronics, and bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels (here, the same materials are collected as single pallets on the small side or as truckloads on the larger side); and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled in the division’s Chicago area office.

Consistent with its practices in other operating divisions, TerraCycle does not own and operate universal waste processing facilities; rather, all collected waste is shipped directly to third-party EPA registered universal waste processing companies.

This division generated $6.056 million in sales in 2020.

Market

Sponsored Waste Programs generates revenues from over 100 sponsoring brands, including Procter & Gamble, Garnier, Bausch & Lomb, Santa Fe Natural Tobacco, Colgate, Bausch & Lomb, Tom’s of Maine, and Kiehl’s.

We do not rely on any particular customer for our Zero Waste Box business.

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Akshar Plastics, Protcer & Gamble, Unilever and Hydroblox were a few of our top customers for our Material Sales business in 2020.

The main industries served by our regulated waste line of business are contractor, distribution, government and various commercial businesses including manufacturing and property management companies.

Competition

Sponsored Waste Programs

We believe that our Sponsored Waste Program has a unique business model and therefore has no direct competition.

In many ways, our Sponsored Waste business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the waste streams that we principally focus on.

Zero Waste Box

Similar to the Sponsored Waste Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

Regulated Waste

There is, however, significant competition in the Regulated Waste space, as there are companies, many much larger than us, that collect and process universal waste. We believe, however, that we will be able to grow a significant universal waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

Material Sales/Storied Plastic

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing.

As part of P&G’s campaign to use recycled beach plastic for its hair care, home care, and grooming divisions, we (and our parent) are now leading one of the world’s largest beach/ocean plastic collection efforts through a range of non-government organization (NGO) partnerships in 10+ countries.

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Employees

We contract for approximately 51% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 83 full-time employees and no part-time employees.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations, as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo, “TerraCycle” and “ELIMINATING THE IDEA OF WASTE”.

Neither we nor our parent hold any patents and have not applied for any patents.

Litigation

We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

The Company’s Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at approximately $1 million. There are two mortgages on the buildings totaling to approximately $423,000 as of December 31, 2020. We receive revenue from our parent company for its pro-rata use of the buildings.

We lease a warehouse located at 57 North Johnston Avenue, Hamilton, NJ. We also use third-party warehouses located in Aurora, IL, Bloomington, IL, Hamilton, NJ and Bells, TN.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2019 and December 31, 2020 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

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Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Discussion of Financial Results

We were formed in August 2017, and, our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales decreased to $24,679,652 for the year ended December 31, 2020 from $27,119,633 for the year ended December 31, 2019, a decrease of $2,439,981 or about 9%. The decrease was primarily attributable to:

•	An approximately $4,412,000 decrease (-76%) in sales from Material Sales, as the 2019 sales included a one-time deal with a major retailor in connection with car seat recycling.

•	A decrease of Regulated Waste revenues of approximately $732,000 (-11%), impacted by the office closures associated with the COVID-19 pandemic.

The increase was partially offset by:

•	An approximately $1,329,000 increase (22%) in revenues from Zero Waste Boxes, driven by the continued expansion of this segment across individual and corporate customers and signing of new programs carrying management fees.

•	An increase of Sponsored Waste revenues of approximately $1,161,000 (12%), driven exclusively by new program management fees, while variable revenue remained essentially the same.

In addition, there was an approximately $214,000 increase, which represents a revenue recognition adjustment from management reporting to US GAAP made at corporate level as a result of the timing of revenue recognition of annual contracts. This increase was primarily attributable to the deferred revenue on the variable fees as we increase the amount of waste processes, which are not recorded at the segment level (mainly Zero Waste Boxes and Regulated Waste).

Our cost of sales primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of sales decreased to $10,644,085 for the year ended December 31, 2020 from $13,705,014 for the year ended December 31, 2019, a decrease of $3,060,929 or about -22%. This was driven by approximately $2,600,000 of lower processing and approximately $340,000 of lower freight costs both associated primarily with the lower Material Sales revenues. The remaining decrease of approximately $120,000 was primarily related to a reduction in operational overhead costs.

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Our gross profit was $14,035,567 for the year ended December 31, 2020 compared with $13,414,619 for the year ended December 31, 2019, an increase of $620,948, or about 5%. Gross margin improved 7.4%, from 49.5%to 56.9% in 2019 and 2020, respectively. The major driver was product mix, as the lower margin segments (primarily Material Sales and to a lesser extent Regulated Waste) declined in revenue, while the higher margin segments Sponsored Waste and Zero Waste increased in revenue from 2019.

Operating expenses totaled $10,031,621 for the year ended December 31, 2020 and $9,097,051 for the year ended December 31, 2019, an increase of $934,570 or about 10%. This increase was driven primarily due to higher management fees ($763,771) from the parent company related to greater resources put at the parent level related to running the US operations (not reflected in US personnel costs), higher marketing expenses ($167,568) and higher bad debt expenses ($450,579), and was partially offset by lower travel and entertainment expenses ($462,396).

Other (income) expenses consist of interest income, interest expense and foreign currency exchange. Other expenses was $9,286 for the year ended December 31, 2020 compared with an income of $119,877 for the year ended December 31, 2019. The 2019 other income included interest income of approximately $149,000. from intercompany loans.

The company recorded a provision for income tax of $1,065,656 and $1,199,292 for 2020 and 2019, respectively. Through February 2020, the company was part of the consolidated tax return of its parent company, TCI, and as such, the parent included the company’s taxable income or loss on its income tax returns. The company will file its own tax return after February 2020.

As a result of the foregoing, the company’s net income decreased to $2,929,004 in 2020 from $3,238,153 in 2019.

Liquidity and Capital Resources

Cash Flow – Fiscal Year 2020

Operating Activities

We generated $4,812,828 of cash from operations during 2020. Net income generated $2,929,004 of cash flow. Related party receivables and payables accounted for $218,322 of cash. Deferred income generated $2,268,817 of cash. Accounts receivable used $1,044,040 of cash due to the pressure from key clients to extend/ease terms in light of the pandemic. Accounts payable and prepaid expenses and other current assets used $248,883 and $261,037 of cash, respectively. Accrued expenses and redemption points generated $585,823. Inventory used $188,070 of cash as inventory levels remain fairly constant.

Investing Activities

Cash used by investing activities was $48,550 for 2020. This is made up of the purchase of computer and photography equipment of $15,000 and leasehold improvements of $33,000.

Financing Activities

Our financing activities generated net cash of $8,406,850 during 2020. Proceeds from the sale of preferred stock in this offering generated $9,220,262 in cash, and the payment of dividends used $1,616,765. Proceeds from the PPP Loan generated $837,539 in cash.

In April 2020, our parent company applied for and was granted a Paycheck Protection Program loan of which approximately $838,000 will be allocated to us, as we have now demonstrated that we met all the conditions for loan forgiveness under the program.

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Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. As of December 31, 2020, amount outstanding under the mortgage note payable was approximately $194,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of December 31, 2020, the outstanding principal on that loan was approximately $229,000.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms include an interest rate of daily LIBOR plus 2.35%, and expiring on December 31, 2019 with a temporary renewal until June 30, 2021. The line of credit has been used from time to time, with no balance outstanding as of December 31, 2020.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2021. The total amount paid for that lease for 2020 was $195,216.

Liquidity and Capital Resources

The company launched its Regulation A offering in January 2018 and closed the offering in September 2020. The gross proceeds from the offering for shares sold by the Company was $16,492,100

As of December 31, 2020, we had $26,172,310 of cash. Management believes that the company’s existing cash balances at December 31, 2020 along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

As discussed below, our operations and future outlook have been affected by COVID-19.

Management’s Report

Sponsored Waste

More than 30 new programs were launched in 2020, and over 98% of existing accounts renewed, bringing the total number of programs live to well over 100.  Over the course of the year, many clients already in the middle of multi-year contracts agreed to increased pricing, while others in mid contract term extended their contract terms further.

Zero Waste Box (ZWB)

This line of business witnessed double digit growth over 2019 results.  In the US, gross revenue for ZWB for the year ending December 31, 2020 was $7.5 million, a 22% increase over 2019 revenue of $6.1 million.   Promotions and sales on Shopify continue to drive revenue with total sales of $5.2 million in 2020 up by 40% over 2019, and a conversion rate of 5.3%, up from 5.0% in 2019.  We also saw an increase in returning customers at the end of 2020. In the last quarter, for example, we had approximately 63% returning customers and 37% new customers, which is an increase of 15% over the same period in 2019.

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Material Sales/Storied Plastics

The negative business impact of the Covid-19 pandemic affected our ability to sell large retail take-back programs (such as the successful Wal-Mart car seat recycling program), as a large percentage of the division’s revenue from 2019 was not repeated in 2020, as retailers tended to focus more on essential sales programs during the pandemic.

While overall revenue was down, Material Sales secured new revenue sources such as the sale of recycled plastic furniture (made from snack packaging) to Vail Resorts across the Western US. These ski resorts, through a partnership with PepsiCo, will be displaying this permanent outdoor furniture, which originates from the collection and recycling work they do with our Zero Waste Box division.

Regulated Waste

This line of business was also negatively impacted by the pandemic. During the second half of 2020, we worked to counteract some of this slowdown in business by emphasizing opportunities to get new business from all open customer sites and new accounts. The team also used the slowdown period to implement its next-level tracking of paid marketing campaigns.

Communications

TerraCycle’s PR platform was not impacted by the pandemic. Our PR team having generated 19 billion media impressions, a 41% increase over 2019.

TerraCycle received several awards during the course of 2020. Among these, we won or were a finalist for: the Business Intelligence Group’s PR & Marketing Excellence Awards which were launched in 2014 to reward public relations agencies, departments and people whose work delivered exceptional performance and innovative approaches, as well as the Real Leaders Impact Award 2021, recognizing organizations that are making a positive social or environmental impact.

Innovation

Innovation is a part of TerraCycle's DNA and has been critical to its growth to date. To continue to strengthen and invest in innovation, TerraCycle underwent an analysis of best practices and identified two new initiatives to pursue:

•	TerraCycle Incubator: TerraCycle is creating an independent incubator group to build MVPs and test new ideas with a clear line of sight to profitability. This approach will allow TerraCycle to pressure test concepts without burdening existing teams or the core business, while maintaining oversight. The group will include entrepreneurs, digital marketing staff, operations staff, and finance staff.

•	In-house Innovation & Process Improvement teams: TerraCycle is also equipping its core business with dedicated Innovation staff, starting within the Zero Waste Box division. This will create capacity for testing innovative concepts related to the ZWB line of business, as well as driving continual process improvements within the business.

Also developed in 2020, was a new door to door recycling service. This was piloted in the Greater Philadelphia region and allowed consumers to order custom recycling bags, schedule pick-ups at their convenience, and recycle from the comfort and safety of their home. TerraCycle built an e-commerce website to service the pilot and employed a team to drive all marketing and operations; however, these were put on pause due to COVID-19 and will resume when safe.

Other Trend Information

COVID-19

Similar to many companies, we have been impacted by COVID-19. The largest impact on the company was the decrease in Regulated Waste sales during to office closures. With offices reopening, we anticipate that may change in the second half of 2021. Further, to adapt during this period, the company focused more on longer-term sales/fixed revenue versus short-term variable collection revenue.

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Tax Sharing Agreement

●	Until March 2020, we were party to a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company consolidates the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provided for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. Under the terms of the Tax Sharing Agreement once we sold 20% of the company's total shares in our Regulation A Offering that agreement would no longer be applicable. We reached the 20% threshold in February 2020 and beginning in March 2020, we no longer consolidated our taxable income with our parent company.

General Market Trends

●

We believe that the revenue in the business (which grew except in Material Sales due to a one-time deal in 2019, and Regulated Waste which was impacted by COVID-19) should continue growing, while costs are continually being monitored closely.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

Item 3. Directors and Officers

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	39	August 2017
Richard Perl	Director	TerraCycle US Inc.	64	November 2017
Javier Daly	Director	TerraCycle US Inc.	67	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	39	November 2017
David Zaiken	Director	TerraCycle US Inc	69	November 2017
Udi Laska	Director	TerraCycle US Inc	72	November 2017
Tom Miller	Director	TerraCycle US Inc.	67	November 2017
Marian Chertow	Director	TerraCycle US Inc.	66	November 2017

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The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	39	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	64	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	67	September 2011
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	39	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	39	January 2003

Royce Flippin	Director	TerraCycle, Inc.	87	April 2004
Steven Russo	Director	TerraCycle, Inc.	60	August 2009

Brett Johnson	Director	TerraCycle, Inc.	51	August 2009
Stephen Baus	Director	TerraCycle, Inc.	56	June 2011
David Zaiken	Director	TerraCycle, Inc.	69	September 2013
Veronique Cremades-Mathis	Director	TerraCycle, Inc.	54	February 2021

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

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Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru.

Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin. David filed a petition under the federal bankruptcy laws in May 2017.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

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Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Royce Flippin, Director of TerraCycle, Inc.

Royce has been a Director at TerraCycle, Inc. since 2004. Royce holds a BA from Princeton University and MBA from Harvard Business School. During his career, Royce served in the US Marine Corps, was an investment counselor at Smith Barney and also served as Director of Athletics at both Princeton University (1972-1980) and Massachusetts Institute of Technology (1981-1993) before completing his career at the MIT Office of Development. Royce has devoted time over recent years to various business consulting endeavors and serving on a number of company boards.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

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Veronique Cremades-Mathis, Director of TerraCycle, Inc.

Veronique joined TerraCycle Inc. Board of Directors in 2021.  Ms. Cremades-Mathis was at Nestle for over thirty years.  Most recently she was the Global Head of Sustainable Packaging (2019-2021) in charge of the Sustainable Packaging transformational journey for the company across 100+ countries, 450 factories, 5000 production lines, leading the recycled food grade plastic market creation and supported the creation of Nestle Institute of Packaging Science.  Prior to that she was Global Head of Dairy, Food & Confectionery, Nestle Professional (2017-2019) and Managing Director & CEO, Nestle New Zealand (2011-2017).  Veronique holds a BA from Hotel Business School, and a Masters in Business and Food Science from Strasbourg University, France.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$122,072	(1)	N/A	$122,072
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$63,300	(1)	N/A	$63,300
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$120,600	(1)	N/A	$120,600

(1)	TerraCycle, Inc. is the employer of the executive officers. Allocated amount varies by each executive, based on the amount determined each dedicates to the US operations, see “Item 5. Interest of Management and Others in Certain Transactions -- Operational Support Services Agreement” below.

(2)	The executives also received medical and health benefits, generally available to all salaried employees.

Our parent company did not provide any cash compensation to its board members for year 2020. Each parent company board member was awarded 12,500 shares of options to purchase our parent company's stock at strike price for each of the three board meetings attended.

We will award our non-management board members with 10,000 shares of options to purchase our parent company’s stock for their 2020 service in early 2021.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2020, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.
	121 New York Avenue,
	Trenton, NJ 08638	500,000	N/A	100.0%
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	50,000	N/A	25.5%
	All Executive Officers and	107	N/A	< 0.1%
	Directors of TerraCycle US Inc.

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The following table sets out, as of December 31, 2020, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common:	Common:	Common:
		8,205,898	26,810,606 (3)(4)	82.06% (5)

		Preferred Series: A: 4,357,143 B:3,799,566 C: 244,000 E: 254,166		Preferred Series: A: 29.10% B: 18.57% C: 9.12% E: 2.43%
Common, Preferred: Series A, B, C & E	All Executive Officers and	Common:	Common:	Common:
	Directors of TerraCycle US Inc. (2)	10,953,715	32,935,606 (3)(4)	89.94% (5)

		Preferred Series:		Preferred Series:
		A: 7,142,857		A: 47.70%
		B: 6,228,797		B: 30.44%
		C: 400,000		C: 14.96%
		E: 486,109		E: 3.99%

(1)	The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2)	Includes shares held through Lorax Holdings LLC (“Lorax”), beneficially owned by Tom Szaky (61%), Richard Perl (16%), Javier Daly (13%) and Daniel Rosen (10%). Lorax owns 4,481,581 shares of Common Stock, 7,412,857 shares of Class A Preferred Stock, 6,228,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock.
(3)	Acquirable from the exercise of options.
(4)	Acquirable from the conversion of preferred shares.

(5)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

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Item 5. Interest of Management and Others in Certain Transactions

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Sponsored Waste Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc. employs about 65 staff in the US and its international operations. In addition, TCI contracts with an exclusive IT services provider in Budapest with about 20 employees. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We share the cost of the Global Services Team based on an activity-based costing analysis prepared at the beginning of the year, where each subsidiary is charged based on the time required by the Global Services Team to support them. We have been using this method since January 1, 2020, prior to that we had allocated costs on a pro-rata basis determined by revenues. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Sponsored Waste Program management, (3) engineering services, and (4) executive services. For the fiscal years 2020 and 2019, our share of the cost and fees of the Global Services Team was 53%, and 50%, respectively. For the fiscal years 2020 and 2019, we paid our parent company a total of $5,092,000 and $3,982,000, respectively, for the services we received from the Global Services team. Prior to 2020, TCI did not include the 6% contractual mark-up. We anticipate our share will remain at 53% for fiscal year 2021.

Company Funding to the Parent

On a regular basis, we advance funds to our parent to cover items such as payroll. At the same time, our parent incurs on expenses on behalf of its subsidiaries including our company, expenses which are charged on a quarterly basis. Finally, as indicated under the Tax Sharing Agreement section, we reimburse the parent for the federal income tax we would had paid had we not made use of the parent’s NOL carryforward. In the event the net of these transactions results in a net receivable from the parent, we charge the parent an interest of LIBOR + 2.25%, accrued on a quarterly basis. At December 31, 2020 and 2019, we had a net payable to the parent of $324,336 and $283,369, respectively.

Brokerage Services

Since August 2018, one of our directors, Udi Laska, has been heading and supervising the investment banking activities of the placement agent in our Regulation A offering, Strategic Capital Investments, LLC.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2020 and 2019, our parent company paid us approximately $215,000 and $609,000 in rent, respectively.

Item 6. Other Information

None.

21

Item 7. Financial Statements

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

22

TerraCycle US Inc. and Subsidiaries

F-1

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US Inc. and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania

April 29, 2021

F-2

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2020	2019
Assets
Current Assets
Cash	$26,172,310	$13,001,182
Accounts receivable, net of allowance to doubtful accounts of $565,291, 2020 and $130,476, 2019	4,018,776	3,409,551
Related partly receivables, net	352,381	48,149
Inventory, net	1,305,732	1,117,662
Deferred tax asset	269,265	648,768
Prepaid expenses and other current assets	353,745	92,708
Total current assets	32,472,209	18,318,020
Property, plant and equipment, net	1,220,912	1,243,780
Goodwill	953,455	953,455
Other intangible assets, net	1,228,300	1,332,100
Total assets	$35,874,876	$21,847,355
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$883,773	$46,234
Accounts payable	734,959	983,842
Related party payables	457,600	371,690
Accrued redemption points	329,498	300,269
Accrued expenses and other current liabilities	2,391,883	1,835,289
Deferred income	7,154,193	4,885,376
Total current liabilities	11,951,906	8,422,700
Long-term debt, net of current portion	376,537	410,723
Total liabilities	12,328,443	8,833,423
Commitment and contingencies (Note 7)
Stockholders' equity
Common stock, par value $0.0001 per share, 1,500,000 shares authorized: 500,000 shares issued and outstanding at December 31, 2020 and 2019	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 196,142 and 99,404 shares issued and outstanding at December 31, 2020 and 2019, respectively; liquidation preference of $196,142 at December 31, 2020	20	10
Additional paid-in capital	18,752,785	9,532,533
Retained earnings	4,793,578	3,481,339
Total stockholders' equity	23,546,433	13,013,932
Total liabilities and stockholders' equity	$35,874,876	$21,847,355

See accompanying notes to consolidated financial statements.

F-3

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2020	2019
Net sales	$24,679,652	$27,119,633
Cost of sales	10,644,085	13,705,014
Gross profit	14,035,567	13,414,619
Operating expenses
Selling, general and administrative expenses	10,031,621	9,097,051
Income from operations	4,003,946	4,317,568
Other (income) expenses:
Interest income	(15,751)	(149,222)
Interest expense	22,835	34,416
Foreign currency exchange	2,202	(6,726)
Miscellaneous expenses	-	1,655
Total other (income) expenses	9,286	(119,877)
Income before income taxes	3,994,660	4,437,445
Provision for income taxes	1,065,656	1,199,292
Net income	$2,929,004	$3,238,153

See accompanying notes to consolidated financial statements.

F-4

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Preferred Stock		Additional	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Paid-in Capital	Earnings	Equity
Balance at January 1, 2019	$50	500,000	$3	34,182	$3,245,670	$1,339,920	$4,585,643
Reg A+ Class A preferred stock issued			7	70,183	6,286,863		6,286,870
Shareholder put back Class A preferred stock			(0)	(4,961)	0		-
Dividend Distribution						(1,096,734)	(1,096,734)
Net Income						3,238,153	3,238,153
Balance at January 1, 2020	50	500,000	10	99,404	9,532,533	3,481,339	13,013,932
Reg A+ Class A preferred stock issued			10	96,738	9,220,252		9,220,262
Dividend Distribution						(1,616,765)	(1,616,765)
Net Income						2,929,004	2,929,004
Balance at December 31, 2020	$50	500,000	$20	196,142	$18,752,785	$4,793,578	$23,546,433

See accompanying notes to consolidated financial statements.

F-5

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2020	2019
Operating Activities
Net Income	$2,929,004	$3,238,153
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	103,800	103,800
Depreciation	71,418	72,368
Deferred Tax Provision	379,503	(237,522)
Bad Debts	434,815	35,572
Changes in operating assets and liabilities:
Accounts receivable	(1,044,040)	(814,406)
Related party receivables, net	(304,232)	2,603,740
Inventory	(188,070)	(196,407)
Prepaid expenses and other current assets	(261,037)	583,050
Accounts payable	(248,883)	534,182
Related party payables	85,910	263,041
Accrued expenses and redemption points	585,823	467,180
Deferred Income	2,268,817	2,255,152
Net cash provided by operating activities	4,812,828	8,907,903
Investing activities:
Purchase of property and equipment	(48,550)	(49,239)
Net cash used in investing activities	(48,550)	(49,239)
Financing activities:
Repayment of Air Cycle seller's note	-	(2,252,475)
Repayment of long-term debt	(34,186)	(32,640)
Proceeds from payment of long-term related party debt	-	239,000
Proceeds from PPP Loan	837,539	-
Proceeds from issuance of preferred stock	9,220,262	6,286,870
Dividends paid	(1,616,765)	(1,096,734)
Net cash provided by financing activities	8,406,850	3,144,021
Net increase in cash	13,171,128	12,002,685
Cash, beginning of year	13,001,182	998,497
Cash, end of year	$26,172,310	$13,001,182
Supplemental disclosure of cash flow data:
Interest paid	$22,434	$34,290

See accompanying notes to consolidated financial statements.

F-6

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Financial Statements

1.	Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly-owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2020 and 2019.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2020 and 2019, overhead charges, include primarily compensation and related benefits, were approximately $5,092,000 and $3,982,000, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g. fluorescent lamps, batteries and e-waste).

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of TCUSI and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F-7

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2020 and 2019, the Company recognized a foreign currency transaction loss of $2,202 and profit of $6,726, respectively.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2020 and 2019.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2020 and 2019, the Company had cash balances in excess of federally insured limits of approximately $25,577,000 and $12,544,000, respectively.

For the year ended December 31, 2020, the Company had four customers that represented approximately 11% of sales and at December 31, 2020 one of these customers and six additional customers represented approximately 32% of accounts receivable. For the year ended December 31, 2019, the Company had six customers that represented approximately 31% of sales and at December 31, 2019 four of these customers and two additional customers represented approximately 27% of accounts receivable. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) on January 1, 2019. This adoption did not have a material impact on our consolidated financial statements.

In accordance with Topic 606, revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied; generally, this occurs with the transfer of control of products or services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services or transferring products.

F-8

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of a contract or arrangement exists with a customer, (2) performance obligations of the contract have been identified, (3) the price is fixed or determinable, (4) the price is allocated to performance obligations of the contract, and (5) delivery has occurred or the services have been rendered.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $3,803,000 and $2,315,000 is included in deferred income at December 31, 2020 and 2019, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $3,351,000 and $2,570,000 is included in deferred revenue at December 31, 2020 and 2019, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill from the acquired Air Cycle Corporation business is not amortized and is tested annually for impairment on a qualitative basis. There was no impairment during the year ended December 31, 2020. Other identifiable intangible assets are amortized on a straight-line basis over a 15-year period. Amortization expense amounted to approximately $104,000 for the years ended December 31, 2020 and 2019.

F-9

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Advertising costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2020 and 2019, advertising expenses amounted to approximately $271,000 and $104,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $36,000 and $13,000 for the years ended December 31, 2020 and 2019, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2020 and 2019, shipping and handling costs were approximately $2,869,000 and $3,090,000, respectively.

Income taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns through February 2020. After February 2020, the Company will file its own tax return separate from the Parent Company. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2017 through 2019 tax years are still subject to tax examinations at the Federal, State, and local level.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2020 and 2019, this liability amounted to approximately $329,000 and $300,000, respectively.

F-10

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has evaluated the impact of adopting the new standard and determined no effect on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

3.	Inventory

Inventory consists of the following:

December 31,	2020	2019
Raw materials	$1,201,770	$1,004,883
Finished goods	119,520	128,337
Total	1,321,290	1,133,220
Less reserve for obsolete inventory	15,558	15,558
Total	$1,305,732	$1,117,662

F-11

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2020	2019
Land		$29,500	$29,500
Vehicles	5 years	60,076	60,076
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,367,607	1,334,465
Computer equipment	3-5 years	315,538	300,130
Furniture and fixtures	7 years	45,156	45,156
Total		2,261,126	2,212,576
Less accumulated depreciation and amortization		1,040,214	968,796
Total		$1,220,912	$1,243,780

For the years ended December 31, 2020 and 2019, depreciation expense amounted to approximately $71,000 and $72,000.

5.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At December 31, 2020 and 2019 the Company has a net related party short term payable to TCI in the amount of $324,336 and $283,369, respectively. At December 31, 2020 and 2019 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $352,381 and $48,149, respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $133,264 and $88,321, respectively.

The Company allocated approximately $920,000 and $613,000 for the years ended December 31, 2020 and 2019, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expired on January 31, 2021. The initial base rent at the commencement of the new lease was $15,450 per month. The lease will continue on a month-to-month basis following the expiration date at the existing base rate amount. The base rent as of December 31, 2020 and 2019 was $16,268 per month. For the years ended December 31, 2019 and 2018, rent expense paid to this stockholder was approximately $195,000 for each year. Future minimum lease payments are expected to be $16,268 per year through January 2021.

6.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $194,000 and $211,000 at December 31, 2020 and 2019, respectively.

F-12

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $229,000 and $246,000 at December 31, 2020 and 2019, respectively.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of Air Cycle Corporation (“ACC”). The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The Company paid the outstanding ACC promissory note balance in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $284,700 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.75%, collateralized by fixed assets, inventory and receivables, and expiring on December 31, 2019 with a temporary renewal until June 30, 2021. The line of credit has been used from time to time, with no balance outstanding as of December 31, 2020 or 2019.

On April 14, 2020, the Company was granted a loan (“PPP Loan”) of approximately $838,000 from the Paycheck Protection Program (“PPP”) as authorized by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, and utilities. The Company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act (see Note 13).

Estimated future annual maturities of debt, excluding capital lease obligations and PPP Loan, as of December 31, 2020 are as follows:

Years ended December 31,	Amount
2021	$46,234
2022	50,329
2023	51,175
2024	52,060
2025	52,986
Thereafter	169,987
Total	$422,771

F-13

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party on a month-to-month basis (see Note 5). Total rent expense was approximately $470,000 and $485,000 for the years ended December 31, 2020 and 2019, respectively.

Future minimum lease payments are expected to be as follows:

Years ended December 31,	Non-Related Party	Related Party	Total
2021	$159,023	$16,268	$175,291
2022	163,794	-	163,794
2023	168,707	-	168,707
2024	173,769	-	173,769
2025	178,981	-	178,981
Total	$844,274	$16,268	$860,542

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

8.	401(k) Plan

The Company participates in a 401(k) Plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $143,000 and $112,000 for the years ended December 31, 2020 and 2019, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

9.	Income Tax Provision

The provision for income taxes consists of the following:

Year ended December 31,	2020	2019
Current:
Federal	$442,399	$1,016,593
State	243,754	420,220
Total current provision	686,153	1,436,813
Deferred:
Federal	302,047	(191,189)
State	77,456	(46,332)
Total deferred provision	379,503	(237,521)
Total income tax provision	$1,065,656	$1,199,292

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

F-14

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Significant components of the Company's deferred tax assets for federal income taxes as of December 31, 2020 and December 31, 2019 consisted of the following:

At December 31,	2020	2019
Deferred tax asset:
Inventory reserve	$65,270	$60,951
Property and equipment	(64,910)	(57,782)
Deferred revenue	-	397,088
Accrued expenses	162,099	245,266
Other assets	106,806	3,245
Total deferred tax asset	$269,265	$648,768

The Company does not have unrecognized tax benefits as of December 31, 2020 or December 31, 2019. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 34 percent to 21 percent for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on the deductibility of interest.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided guidance on accounting for the federal tax rate change and other tax effects of the Tax Act. SAB 118 provided a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In consideration of SAB 118, there were no changes made to the provisional amounts recognized in 2017 in connection with the enactment of the Tax Reform Act. The accounting for the income tax effects of the Tax Reform Act is complete as of December 31, 2018.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2020 and December 31, 2019 is as follows:

Rate Reconciliation	2020	2019
Federal tax benefit at statutory rate	21.0%	21.0%
Federal tax	0.0	1.6
State tax, net of federal benefit	6.8	6.4
Deferred tax	0.0	(0.7)
Permanent differences	0.1	0.1
Other	(1.2)	(1.4)
Total provision	26.7%	27.0%

F-15

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On March 27, 2020, the CARES Act was signed into law making several changes to the Internal Revenue Code. The changes include, but are not limited to: increasing the limitation on the amount of deductible interest expense, allowing companies to carryback certain net operating losses, and increasing the amount of net operating loss carryforwards that corporations can use to offset taxable income. The tax law changes in the CARES Act did not have a material impact on the Company’s income tax provision.

The Consolidated Appropriations Act, 2021, which included changes to the Paycheck Protection Program loans, was signed into law on December 27, 2020. As a result of the changes, the Company anticipates that expenditures paid with the proceeds of the PPP Loan, which previously resulted in non-deductible expenses for tax purposes, will now be treated as tax deductible. The benefit of this change will be reflected in the period in which the PPP Loan is forgiven.

10.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $2,595,200. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against the outstanding promissory note (Note 6). The 2,000 shares are new shares.

On April 5, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $786,400. Total shares associated with the closing are 7,864, 5,505 shares are new shares and 2,359 shares came from shares sold by the existing shareholder.

On September 16, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $5,497,400. Total shares associated with the closing are 54,974, 38,482 shares are new shares and 16,492 shares came from shares sold by the existing shareholder.

On December 18, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $861,400. Total shares associated with the closing are 8,614, 6,030 shares are new shares and 2,584 shares came from shares sold by the existing shareholder.

On March 2, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $2,751,200. Total shares associated with the closing are 27,512, all of which are new shares.

On July 31, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $1,995,000. Total shares associated with the closing are 19,950, all of which are new shares.

F-16

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On September 30, 2020, the Company had elected to close the Regulation A+ capital raise of Non-voting Class A Preferred Stock.

On November 13, 2020, the Company had elected a final closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $4,938,350. Total shares associated with the closing are 49,276, all of which are new shares.

11.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	TOTAL
Year Ended December 31, 2020
Net Sales	$10,525	$7,477	$1,401	$6,056	$(779)	$24,680
Income (loss) before income taxes	$3,338	$1,816	$(1,058)	$(373)	$272	$3,995

Year Ended December 31, 2019
Net Sales	$9,364	$6,148	$5,813	$6,788	$(993)	$27,120
Income (loss) before income taxes	$3,822	$1,256	$(377)	$58	$(322)	$4,437

12.	Market Conditions

During the year ended December 2020, the World Health Organization declared the coronavirus outbreak (COVID-19) a pandemic. The impact of COVID-19 could negatively impact the company’s operations. The extent to which the pandemic impacts the company’s results will depend on future developments which are uncertain and cannot be predicted including new information that may concern the severity of COVID-19 and actions taken to contain the virus or its impact, among other factors.

13.	Subsequent Events

On March 30, 2021, the Company received written notice that the full value of the PPP Loan (see Note 6), approximately $838,000, has been forgiven.

The Company has evaluated subsequent events through April 29, 2021, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

F-17

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)

2.2	Bylaws (2)

4.	Form of Subscription Agreement (3)

6.1	Operational Support Services Agreement (4)

6.2	Rental Agreements (5)

8.	Escrow Agreement (6)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm)

(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm)

(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420418062934/tv507342_ex4.htm)

(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm)

(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm)

(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm)

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on April 30, 2021.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
April 30, 2021

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
April 30, 2021

/s/	Richard Perl
Chief Administrative Officer and Director
April 30, 2021

/s/	Daniel Rosen
General Counsel and Director
April 30, 2021

/s/	David Zaiken
Director
April 30, 2021

/s/	Ehud Laska
Director
April 30, 2021

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